      Alpha Overlay Securities Linked to the DB Commodity Booster DJUBS 14
           TV Index ER and the DB Commodity Harvest - 10 Index USD TR

Commodities [] Bullish

Indicative Terms as of November 9, 2010
CUSIP:                2515A1 BB 6
Issuer:               Deutsche Bank AG, London Branch
Maturity / Tenor:     3 Years
Basket:               The securities are linked to the performance of the DB
                      Commodity Booster - DJUBS - TV 14 Index ER (the "Booster
                      Index," Bloomberg: DBCMBTVE (Index)) and the
                      DB Commodity Harvest - 10 Index USD TR (the "Harvest
                      Index," Bloomberg Ticker: DBCMHVEE (Index)), each a
                      "Basket Index" and collectively, the "Basket Indices".
Redemption            You will receive a cash payment on the Maturity Date or
Amount:               Basket Knock-Out Payment Date, as applicable, per $1,000
                      security face amount, calculated as follows:
                      $1,000 x (Final Basket Level / Initial Basket Level )
                      Your investment will be fully exposed to any depreciation
                      in the Booster Index and the Harvest Index.
Initial Basket Level: Set equal to 100 on the Trade Date
Basket Level:         100 [] (1 + Booster Performance + Harvest Performance --
                      Adjustment Factor)
Unadjusted Basket     100 [] (1 + Booster Performance + Harvest Performance)
Level:
Final Basket Level:   The Basket Level, as determined by the Calculation Agent,
                      on the Final Valuation Date, Basket Knock-Out Valuation Date
                      or the applicable trading day, as the case may be.
Booster               (Final Reference Level / Initial Reference Level -- 1);
Performance:          determined using the Initial Reference Level and relevant
                      Final Reference Level for the Booster Index
Harvest               (Final Reference Level / Initial Reference Level -- 1) ;
Performance:          determined using the Initial Reference Level and relevant
                      Final Reference Level for the Harvest Index
Initial Reference     The closing level for the respective Basket Index on the
Level:                Trade Date, subject to market disruption.
Final Reference       The closing level for the respective Basket Index on the
Level:                Final Valuation Date, Basket Knock-Out Valuation Date or the
                      applicable trading day, as the case may be.
Adjustment Factor:    0.0075 + 0.025 x Days / 365, where "Days" equals the
                      number of calendar days from the Trade Date to, but excluding, the Final Valuation Date or the Basket Knock-Out Valuation
                      Date, as applicable.
Basket Knock-Out      If the Unadjusted Basket Level is less than 40 on the
Event:                close of any trading day during the Observation Period (a "Basket
                      Knock-Out Event" and such trading day, the "Basket Knock-
                      Out Date"), the securities will be redeemed by the Issuer
                      for the Redemption Amount calculated as of the trading day following the Basket Knock-Out Date (the "Basket Knock-Out
                      Valuation Date"), with payment made on the date that is
                      five business days after the Basket Knock-Out Valuation Date
                      (the "Basket Knock-Out Payment Date").
Observation Period    The period of trading days commencing on (and excluding)
                      the Trade Date to (and including) the Final Valuation Date.
Discounts and         The Agents will not receive a commission in connection
Commissions:          with the sales of the securities. The Agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 face amount. The Agents may pay custodial fees to other broker-
                      dealers of up to 0.25% or $2.50 per $1,000 face amount.
                      For more information see "Underwriting (Conflicts of
                      Interest)" in the accompanying term sheet No. 998.
Agent:                Deutsche Bank Securities Inc. and Deutsche Bank Trust
                      Company Americas.

                         Best Case Scenario at Maturity

If the Final Basket Level is greater than the Initial Basket Level, investors will receive 100% of the appreciation of the Basket, as reduced by the
Adjustment Factor.

                              Worst Case Scenario

If a Basket Knock-Out Event occurs at any time, the securities will be redeemed by the Issuer, and you will lose a significant portion, and may lose all, of your investment in the securities.

                                    Benefits

[]   Exposure to two Deutsche Bank proprietary commodity indices. The base index of the Booster Index (the "Booster Base Index") seeks to outperform the Dow
     Jones UBS Commodity Index (the "DJUBS Index"). The base Index of the
     Harvest Index (the "Harvest Base Index") takes a long position in the
     Deutsche Bank Commodity Booster Index -- S and P GSCI Light Energy (the "S
     and P Booster Index") and a short position in the S and P GSCI Light Energy
     Index ("S and P Light Energy Index"). The S and P Booster Index seeks to outperform the S and P Light Energy Index. The strategy and methodology of each Basket Index is more fully described in the accompanying term sheet
     No. 998.

[]   100% participation in the performance of each Basket Index with uncapped upside potential, reduced by the Adjustment Factor.

                                     Risks

[]   The strategy of each Basket Index to achieve a target volatility in its
     Base Index may not be successful. The Booster Base Index may not outperform the DJUBS Index and the S and P Booster Index may not outperform the S and
     P Light Energy Index.

[]   If a Basket Knock-Out Event occurs at any time, the securities will be redeemed by the Issuer and you will lose a significant portion, and could lose all, of your investment in the securities.

[]   A commodity hedging disruption event may result in acceleration of the securities, and you may lose a substantial part, and could lose all, of your investment in the securities.

[]   Commodity prices may change unpredictably.

[]   An investment in the securities is subject to the credit of the Issuer.

                                 Important Dates
Offering Period:      November 10 -- December 2, 2010
Trade Date:           December 3, 2010
Settlement Date:      December 8, 2010
Final Valuation Date: December 3, 2013
Maturity Date:        December 6, 2013 (3 Years)

                                                  ISSUER FREE WRITING PROSPECTUS
                                                      Filed Pursuant to Rule 433
                                           Registration Statement No. 333-162195
                                                          Dated November 9, 2010
--------------------------------------------------------------------------------
                     NOT FDIC / NCUA INSURED OR GUARANTEED
                       MAY LOSE VALUE * NO BANK GUARANTEE
                                 NOT A DEPOSIT
                        NOT INSURED OR GUARANTEED BY ANY
                          FEDERAL GOVERNMENTAL AGENCY
--------------------------------------------------------------------------------
Deutsche Bank Structured Equity Sales +1 212 250-9905

Return Scenarios at Maturity
Final Basket Level	Percentage Change in Basket	Payment at Maturity (per $1,000 invested)	Return on Securities (%)
200.00	100%	$2,000.00	100.00%
180.00	80%	$1,800.00	80.00%
160.00	60%	$1,600.00	60.00%
140.00	40%	$1,400.00	40.00%
120.00	20%	$1,200.00	20.00%
110.00	10%	$1,100.00	10.00%
105.00	5%	$1,050.00	5.00%
100.00	0%	$1,000.00	0.00%
95.00	-5%	$950.00	-5.00%
90.00	-10%	$900.00	-10.00%
80.00	-20%	$800.00	-20.00%
60.00	-40%	$600.00	-40.00%
40.00	-60%	$400.00	-60.00%

This hypothetical scenario analysis table illustrates the Redemption Amounts per $1,000 security face amount, for hypothetical performances of the Basket Level, payable on the Maturity Date.  Hypothetical results are neither an indicator nor a guarantee of future returns. Actual results may vary materially from this analysis. The numbers appearing above have been rounded for ease of analysis.  For purposes of this table and these examples, it is assumed that a Basket Knock-Out Event does not occur. If a Basket Knock-Out Event occurs, you will lose a significant portion, and could lose all, of your investment in the securities. The calculation of the Basket Level includes an Adjustment Factor component. As a result, the performance of the Basket Indices will need to reflect, on a combined basis, a positive p erformance greater than 8.26% for the return on the securities to be positive.

Selected Risk Factors An investment in the securities involves significant risks. You should read “Risk Factors” in term sheet No. 998 for detailed information about the risks listed below.
YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The securities do not guarantee any return of your initial investment. The return on the securities at maturity is linked to the performance of the Basket Indices and will depend on whether, and the extent to which, the Final Basket Level is greater than the Initial Basket Level. In addition, as a result of the Adjustment Factor, the performance of the Basket Indices will need to reflect, on a combined basis, a positive performance of at least 8.26% for you to receive your initial investment back at maturity. You will lose some of your initial investment if the Final Basket Level is equal to or less than the Initial Basket Level.

EARLY REDEMPTION RISK — CFTC position limits on certain commodities may restrict our ability to hedge our obligation under the securities, in which case we may, in our sole and absolute discretion, accelerate the payment on the securities and pay you an amount determined by the calculation agent. In addition, if the Unadjusted Basket Level is less than 40 at the close of any trading day during the Observation Period, we will redeem the securities early and the payment on the securities will be accelerated. While the Unadjusted Basket Level will be used to determine whether or not a Basket Knock-Out Event has occurred, the Basket Level (which includes the deduction of the Adjustment Factor) will be used in calculating the Final Basket Level and the Redempt ion Amount payable on the securities.

You may lose a substantial part of your investment upon the payment acceleration in either scenario above. You may not be able to reinvest your money in a comparable investment.

CREDIT RISK — The payment of amounts owed to you under the securities is subject to the Issuer’s ability to pay. Consequently, you are subject to risks relating to the creditworthiness of Deutsche Bank AG.

TRADING BY US OR OUR AFFILIATES IN THE COMMODITIES MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES — We and our affiliates are active participants in the commodities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodities transactions. In addition, we or one or more of our affiliates may hedge our commodity exposure from the securities by entering into various transactions. We may adjust these hedges at any time and from time to time. Our trading and hedging activities may have a material adverse effect on the commodities prices and consequently have a negative impact on the performance of the Basket Indices, in cluding on the Final Valuation Date, which would affect your payment at maturity. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the securities may decline. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the securities.

STRATEGY RISK – Each Basket Index seeks an enhanced return by achieving a target volatility in its respective Base Index.  The Booster Base Index, the DB Commodity Booster DJUBS Index, seeks to outperform the DJUBS Index by adopting an optimum yield rolling strategy. The Harvest Base Index takes a long position in S&P Booster Index and a short position in S&P Light Energy Index. The S&P Booster Index seeks to outperform the S&P Light Energy Index by adopting an optimum yield rolling strategy. The target volatility strategy and the optimum yield rolling strategy may not be successful. Each Basket Index may fail to achieve the target volatility in its Base Index.

COMMODITY PRICE MAY CHANGE UNPREDICTABLY — Market prices of the commodity future contracts underlying the Basket Indices may fluctuate rapidly based on numerous factors, including changes in supply and demand relationships, weather, trends in agriculture and trade, etc.

THE BASKET INDICES AND BASE INDICES HAVE VERY LIMITED PERFORMANCE HISTORY.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the securities prior to maturity and may adversely affect the price, if any, at which the Issuer or its affiliates may be willing to purchase the securities from you in the secondary market. You should be willing and able to hold your securities to maturity.

OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVELS OF THE BASKET INDICES OR THE MARKET VALUE OF THE SECURITIES — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities, which could affect the Basket Level or the value of the securities.

POTENTIAL CONFLICTS — Because we and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent, hedging our obligations under the securities, and being the index sponsor for the Basket Indices and Base Indices, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

LACK OF LIQUIDITY — There may be little or no secondary market for the securities. The securities will not be listed on any securities exchange and the Issuer and its affiliates, although they may do so, will have no obligation to offer to purchase the securities in the secondary market.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — In addition to the Basket Level on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — Significant aspects of the U.S. federal income tax treatment of the securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in the accompanying term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 998 relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, term sheet No. 998 and this fact sheet if you so request by calling toll-free 1-800-311 -4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

Deutsche Bank Structured Equity Sales    +1 212 250-9905

DJUBSCISM Disclaimer
“Dow Jones®,” “DJ,” “UBS®” and “DJ-UBSCISM” are service marks of Dow Jones & Company, Inc. (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be, and have been licensed for use for certain purposes by Deutsche Bank AG.

Any securities which Deutsche Bank AG may offer from time to time are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities LLC (“UBS Securities”) or any of their subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to any securities or any member of the public regarding the advisability of investing in any securities or commodities. The only relationship of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates to Deutsche Bank AG (the “Licensee”) is the licensing of certain trademarks, trade names and service marks and of the DJ-UBSCISM, which is determined, composed and calculated by Dow Jones in conjun ction with UBS Securities without regard to Deutsche Bank AG or any securities. Dow Jones and UBS Securities have no obligation to take the needs of Deutsche Bank AG or the owners of any securities into consideration in determining, composing or calculating DJ-UBSCISM. None of Dow Jones, UBS AG, UBS Securities or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of any securities to be issued or in the determination or calculation of the equation by which any securities are to be converted into cash. None of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to securities’ customers, in connection with the administration, marketing or trading of any securities. Notwithstanding the foregoing, UBS AG, UBS Securities and their res pective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to any securities issued by Licensee, but which may be similar to and competitive with such securities. In addition, UBS AG, UBS Securities and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-UBS Commodity IndexSM and Dow Jones-UBS Commodity Index Total ReturnSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-UBS Commodity IndexSM and any securities Deutsche Bank AG may issue from time to time.

NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO, AND NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK AG, OWNERS OF ANY SECURITIES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFI LIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, UBS SECURITIES AND DEUTSCHE BANK AG, OTHER THAN UBS AG.

"Dow Jones®," "DJ," "UBS®" and "Dow Jones-UBS Commodity IndexSM" are service marks of Dow Jones & Company, Inc. and UBS AG, as the case may be, and have been licensed for use for certain purposes by Deutsche Bank AG. The DB Commodity Harvest – DJUBS and DB Commodity Booster – DJUBS, which is based in part on the Dow Jones-UBS Commodity Index, is not sponsored or endorsed by Dow Jones & Company, Inc. or UBS Securities LLC, but is published with their consent.

DJUBSCISM Disclaimer
The securities are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). Standard & Poor’s does not make any representation or warranty, express or implied, to the owners of the securities or any member of the public regarding the advisability of investing in securities generally or in these securities particularly or the ability of the S&P GSCITM to track general commodity market performance. S&P's only relationship to Deutsche Bank AG is the licensing of certain trademarks and trade names of S&P and of S&P GSCITM, which indices are determined, composed and calculated by S&P without regard to Deutsche Bank AG or the securities.  S& ;P has no obligation to take the needs of Deutsche Bank AG or the owners of the securities into consideration in determining, composing or calculating S&P GSCITM.  S&P is not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities are to be converted into cash.  S&P has no obligation or liability in connection with the administration, marketing or trading of the securities.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF S&P GSCITM OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.  S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK AG, OWNERS OF THE SECURITIES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF S&P GSCITM OR ANY DATA INCLUDED THEREIN.  S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P GSCITM OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

S&P GSCITM is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by Deutsche Bank AG.

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